Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are one of the leading solar energy companies in the world as measured by production output in 2006, with leading positions in key solar markets. We believe that we are a key player in the rapidly expanding global solar power industry, and we believe that in 2007, we were the largest provider of PV modules in Spain and the second largest in Germany. We design, develop, manufacture and market a variety of PV cells and modules, which are devices that convert sunlight into electricity through a process known as the photovoltaic effect, and a broad range of BIPV products. We also provide PV system integration services to our customers in China.

We sell our products in various key solar energy markets worldwide including Germany, Spain, the United States, China, Japan, Italy and South Korea. We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have also been actively establishing local sales offices in our key markets such as Germany and Spain and in markets we believe to have significant potential such as Japan, Australia and South Korea. We plan to increase our direct sales activities in Europe, the United States and Japan. We believe our local sales offices will enhance our ability to provide localized customer service, support and sales, which will help foster closer relationships with our key customers.

We have grown significantly since we completed our first PV cell manufacturing line in August 2002. We sold 67.7 MW, 160.1 MW and 363.7 MW of our products, including PV system integration services, in 2005, 2006 and 2007, respectively. Our net revenues increased from $226.0 million in 2005 to $1,348.3 million in 2007, representing a CAGR of 144.2%. Our net income increased from $30.6 million in 2005 to $171.3 million in 2007, representing a CAGR of 136.5%.

We operate and manage our business as a single segment. We do not account for the results of our operations on a geographic or other basis, and we do not allocate expenses among our various products and services.

We believe the most significant factors that directly or indirectly affect our financial performance and results of operations include:

•	industry demand;

•	government subsidies and economic incentives;

•	production capacity;

•	availability and price of polysilicon and silicon wafers;

•	pricing of our PV products; and

•	process technologies.

Industry Demand

Our business and revenue growth depends on industry demand for solar energy products. The PV market has experienced significant growth over the past decade and continued its strong momentum in 2006. According to Solarbuzz, an independent solar energy research firm, the global PV market, as measured by annual PV system installations, increased from 427 MW in 2002 to 1,744 MW in 2006, representing a CAGR of 42.2%. Despite rapid growth in the PV industry, solar energy only constitutes a small fraction of the world’s energy output and has significant growth potential.

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for PV products depends largely on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electrical power generated from conventional fossil fuels such as coal and natural gas. As a result, governments in many countries, including Germany, Spain, Italy, the United States, Japan and China, have provided subsidies and economic incentives to encourage the use of renewable energy such as solar power and reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products, including PV products. The demand for our PV modules and PV systems in our current, targeted or potential markets is affected significantly by the availability of government subsidies and economic incentives.

Production Capacity

In order to accommodate the rapidly increasing demand of our products, we have expanded, and plan to continue to expand, our manufacturing capacity. An increase in capacity has a significant effect on our results of operations, by (i) allowing us to produce and sell more PV products and achieve higher revenues, and (ii) lowering our manufacturing costs resulting from economies of scale. We have expanded rapidly in recent years. We sold 67.7 MW, 160.1 MW and 363.7 MW of our products, including PV system integration services, in 2005, 2006 and 2007, respectively. As of December 31, 2007, we had an annualized aggregate PV cell manufacturing capacity of 540 MW. We have also expanded our manufacturing capacity of PV modules in proportion to our manufacturing capacity of PV cells. Our capacity expansion allowed us to significantly increase our net revenues from $226.0 million in 2005, to $598.9 million in 2006 and to $1,348.3 million in 2007.

As of December 31, 2007, our annualized aggregate PV cell manufacturing capacity reached 540 MW per annum, increased significantly from 10 MW in 2002, when we completed our first PV cell manufacturing line. We plan to further increase our aggregate manufacturing capacity of PV cells to one GW per annum by the end of 2008.

Capacity utilization is a key factor in growing our revenues and profits. Our manufacturing lines have operated at utilization rates consistently exceeding their design capacity in the past three years due to our ability to effectively manage our manufacturing lines and flow processes.

Availability and Price of Polysilicon and Silicon Wafers

Polysilicon and silicon wafers are the most important raw materials for making PV products. The rapidly growing demand of the PV industry and the limited increase in silicon manufacturing capacities have caused sharp increases in the prices of polysilicon and silicon wafers and shortages of polysilicon and silicon wafer supplies since 2003. Polysilicon and silicon wafer suppliers have been raising their prices and adding manufacturing capacity in response to the growing demand in recent years. Building a polysilicon manufacturing plant generally requires significant upfront capital commitment and it typically requires an average of 18 to 24 months to construct a manufacturing plant and commence production. As a result, polysilicon and silicon wafer suppliers are generally willing to expand their production capacity only if they are certain of sufficient potential customer demand to justify such capital commitment, and they typically require customers to make an initial prepayment followed by an additional advance payment for the remaining balance prior to shipment.

We have historically acquired a significant portion of our polysilicon and silicon wafers from our suppliers through short-term supply arrangements for periods ranging from several months to one year, and will continue to rely on short-term supply arrangements to secure a significant portion of our polysilicon and silicon wafer needs in 2008. Short-term supply arrangements subject us to the risk that our suppliers may cease supplying polysilicon and silicon wafers to us for any reason, including uncertainties in their financial viability. The prices we pay for polysilicon and silicon wafers vary according to the prevailing market price around the time of delivery, which can be subject to significant fluctuations and may be higher than we expect.

In order to secure adequate and timely supply of polysilicon and silicon wafers, we have entered into a number of multi-year supply agreements in the last three years. Silicon wafers secured through multi-year supply agreements provided a significant portion of our silicon wafer needs in 2007. We expect our existing multi-year supply agreements will provide a significant portion of our anticipated polysilicon and silicon wafer needs for 2008. The unit prices of polysilicon and silicon wafers under these agreements are typically fixed during the first year or two, after which, some of these agreements continue to provide for fixed prices subject to a declining annual price curve in subsequent years and the remaining agreements provide for subsequent annual prices to be determined by further negotiations. The unit prices under these agreements were typically lower than those in the spot market at the time we entered into these agreements. However, some of our multi-year supply agreements require us provide interest free loans and/or prepayment of a portion of the total contract price to our suppliers. As a result, the purchases of polysilicon and silicon wafers have required, and will continue to require, us to make significant funding commitments, including working capital commitments.

Currently, we have relationships with over 40 suppliers of polysilicon and silicon wafers. We procure a significant portion of our polysilicon and silicon supplies from suppliers under fixed price contracts, including multi-year supply agreements and short-term supply agreements. We procure our remaining polysilicon and silicon wafer supplies from the spot market. We believe that this gives us the flexibility to manage our polysilicon and silicon wafer costs in the event of sudden changes in the silicon spot market.

We also made strategic equity investments in two upstream suppliers in 2008. We entered into these strategic investments as part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers. See “— Recent Strategic Investments.”

Due to the industry-wide shortage of polysilicon and silicon wafer supplies, we have from time to time experienced late or failed deliveries and supply shortages. To date, such late or failed deliveries and supply shortages have had no material effect on our output level. However, the increasing prices of polysilicon and silicon wafers have driven up our manufacturing costs in the past three years and may further increase our manufacturing costs notwithstanding our continuing efforts to use polysilicon more efficiently. Our gross margin was 30.3%, 24.9% and 20.3%, in 2005, 2006 and 2007, respectively. The decrease in our gross margin in 2007 was mainly attributable to increases in the prices of polysilicon and silicon wafers. The decrease was also attributable to a slight decrease in the average selling prices of PV cells and modules in 2007. In addition, we sold a higher percentage of our PV modules manufactured from PV cells, which generated a lower gross margin compared to PV modules manufactured from silicon wafers by us directly.

We believe the average price of polysilicon will remain high in the near term due to the continued strong demand for polysilicon resulting from the rapid growth of the PV industry and the significant lead time required for building additional capacity for polysilicon production. The average price of polysilicon over the medium-to-long term will, however, depend on a number of factors, including the scope and progress of current and future manufacturing capacity expansion plans of the polysilicon suppliers, the level of demand for polysilicon from the PV and the semiconductor industries and any changes in government regulations and subsidies with respect to PV and other alternative energy sources that may significantly affect the demand outlook for polysilicon. We believe that none of these factors can be predicted with reasonable certainty, and the average price of polysilicon may increase or decrease significantly over the medium- to long-term as a result of any combination of such factors.

We cannot assure you that we will be able to secure sufficient quantities of polysilicon and silicon wafers at commercially reasonable prices to expand our manufacturing output as we planned.

Pricing of our PV Products

PV products are priced based on the number of watts of electricity they can generate. Pricing of PV products is principally affected by the manufacturing costs of PV manufacturers, including the cost of polysilicon and silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have led to a steady reduction in manufacturing costs and prices of PV products. Prices of PV products rose gradually as a result of the rapid growth of the PV market worldwide and shortages of polysilicon and silicon wafers since 2004. Fluctuations in the prevailing market prices have historically affected the prices of our PV products and may continue to have a material effect on the prices of our PV products in the future.

We price our PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or as our customers place their purchase orders with us, taking into account various factors including, among others, the size of the contract or the purchase order, the strength and history of our relationship with a particular customer and our costs of polysilicon or silicon wafers. From 2003 to 2006, the average selling price for PV cells and modules has been rising across the industry, due to the high demand for PV products as well as rising polysilicon and silicon wafer costs during the same period. However, there were signs of a modest decline in PV product prices in 2007. As a result, the average selling price per watt of our PV cells increased from $3.05 in 2005 to $3.23 in 2006, but decreased to $3.06 in 2007, and the average selling price per watt of our PV modules increased from $3.42 in 2005 to $3.89 in 2006, but decreased to $3.72 per watt in 2007. The fluctuations of the average selling price of our PV products reflected the prevailing market trend. We expect that the prices of PV products, including PV modules, will decline over time due to increased supply of PV products, reduced manufacturing costs from economies of scale, advancement of manufacturing technologies and cyclical downturns in the price of polysilicon. Fluctuations in prevailing market prices may have a material effect on the prices of our PV modules and our profitability, particularly if the price of PV modules declines or if the price of PV modules rises at a slower pace than the increase in the cost of polysilicon.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to pre-arranged prices and delivery schedules.

We believe that the high conversion efficiencies of our PV products and our low-cost manufacturing capabilities have enabled us to price our products competitively and will further provide us with flexibility in adjusting our price.

Process Technologies

The advancement of process technologies is important in increasing conversion efficiencies of PV products. High conversion efficiencies reduce the manufacturing cost per watt of PV products and increase the gross profit margin of the manufacturer. As a result, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing while reducing cost to maintain and improve profit margins.

The average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 16.4% and 14.9% as of December 31, 2007, respectively, compared to 16.8% and 15.6% as of December 31, 2006. The slight decrease of average conversion efficiency of our PV cells was due to certain lower grade polysilicon and silicon wafers we procured in 2007 during the industry wide shortage of polysilicon and silicon wafers.

The impact of lower quality polysilicon and silicon wafers on the average conversion efficiency of our PV cells was mitigated by our improved process technologies, which led to higher productivity and efficiency of our raw material usage. One of our significant progresses in our research and development was the implementation of the Pluto technology in pilot production and the achievement of conversion efficiency in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers. We plan to initiate an evaluation phase of Pluto-based production using a commercial production line in 2008.

Research and Development

We focus our research and development activities not only on the next-generation high efficiency PV cells but also on the development and implementation of more advanced and lower cost process technologies. We focus on researching and developing higher conversion efficiency and next generation PV cells. In addition, we continue to improve our process technology to further lower the cost of raw materials, increase the conversion efficiency of our products, streamline and stabilize manufacturing processes and increase economies of scale.

We believe that the continual improvement of our technology is vital to maintaining our long term competitiveness. Therefore, we intend to continue to devote our management and financial resources in research and development. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Dr. Zhengrong Shi, our founder, chairman of our board of directors and our chief executive officer, Dr. Stuart R. Wenham, our chief technology officer, and Dr. Jingjia Ji, one of our senior research scientists, are all prominent figures in the PV industry.

As of December 31, 2007, our research and development center employed over 241 personnel, including over 130 PV technology experts from China and abroad. We have established technological cooperative relationships with a number of universities in China and abroad, including the Center of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the research and application institute of solar energy at Zhongshan University in China, the research institute of solar energy at Shanghai Jiaotong University in China, as well as Zhengzhou University, Nanjing Aeronautic University and Jiangnan University in China.

We have focused, and will continue to focus our research and development efforts in the following areas:

Increase Conversion Efficiencies

We are developing new technologies and designing more advanced equipment to manufacture, on a large scale and cost-effectively, PV cells with high conversion efficiencies. We are focused on developing next-generation PV technologies that increase the conversion efficiency of our PV cells. Higher conversion efficiency PV cells enable us to increase the power output of our PV cells and modules and thereby reduce the cost of production and grams of silicon utilized per watt. We have made significant progress with one of the next-generation technologies that we have been researching, the Pluto technology. We believe that the Pluto technology is superior to our standard screen printed production technology because it increases the conversion efficiency of PV cells without increasing the cost of production. In addition, this technology can be applied to a variety of grades of silicon wafers including monocrystalline, polycrystalline silicon wafers and lower grades of silicon. We currently have five patents pending which relate to the process and equipment used in the production of PV cells with Pluto technology. In addition, we continue to invest in research and development of our encapsulation technologies, which will reduce the degradation of PV cell conversion efficiency and extend the usable lifespan of our products.

Reduce Silicon Usage by Using Thinner Silicon Wafers

We have reduced our silicon wafer thickness to the current 180 micron to 220 micron range and are working towards reducing the thickness even further. Producing PV cells using thinner silicon wafers enables us to reduce silicon usage and to reduce our cost of production per watt.

Developing New Production Technologies and Greater Automation

We are researching and developing low-cost production equipment and techniques to increase the automation of our PV cells and modules. We believe that these new production methods will enable us to increase our product quality and uniformity, to reduce the amount of manual labor, and to increase productivity and utilization rates without significantly increasing the cost of production. One of our strategies is to increase the inline processing of our production. Inline processing reduces the need to load and offload materials between different production processes, which can minimize manual operation, and increase efficiency and product uniformity. In 2007, we successfully developed and implemented an inline diffusion process that is as effective as or even more effective than the traditional tube diffusion process. We plan to continue to investigate other inline processes, targeting an end-to-end inline process production line. We believe that greater automation and inline processing will enable us to efficiently increase our manufacturing scale and benefit from increasing economies of scale.

Utilize Low Grade Solar Grade Silicon

In 2007, we proved that the Pluto technology can be applied to not only monocrystalline silicon wafers, but also polycrystalline silicon wafers and lower grades of silicon. We believe this will give us greater flexibility to procure from a wider range of silicon sources.

Developing Thin Film Silicon PV Cell Technologies

We are developing manufacturing technologies for the next generation thin film PV cells on glass and other surfaces, which will significantly reduce the consumption of silicon materials and manufacturing costs. We are in the process of building a thin film R&D and manufacturing facility in Caohejing Hi-tech Park in Shanghai. We are on track to begin the operation of the first phase of the new plant by the end of 2008, reaching 50MW silicon thin film production capacity. We have also formed a team of research scientists that are focused on the development of new thin film technologies. We plan to start commercial production of thin film silicon PV cells for a range of products, including the BIPV products, to serve different markets by the end of 2008.

Our research and development expenditures were $3.4 million, $8.4 million and $15.0 million in 2005, 2006 and 2007, respectively.

Recent Strategic Investments

On January 14, 2008, we acquired 100% of the outstanding shares in Wuxi University Science Park International Incubator Co., Ltd. for total consideration of RMB74.7 million ($10.2 million). We also assumed the responsibility for paying off the outstanding debt of RMB40.8 million ($5.6 million) carried from this acquired company at the date of the acquisition. We entered into this acquisition primarily for the purpose of acquiring the company’s real estate in Wuxi, which we intend to use as office space located in the industry park in Wuxi.

On January 25, 2008, we established a 100% owned subsidiary, Xinjiang Suntech Energy Engineering Co., Ltd. This company principally engages in solar power system integration projects in China. We established this company as part of our strategy to expand downstream into the solar power system integration market in China.

On January 28, 2008, we entered into a share purchase agreement to acquire 100% of the outstanding shares of KSL-Kuttler Automation Systems GmbH, or KSL-Kuttler, for total consideration of Euro 34.1 million ($49.8 million). We believe that the acquisition will improve our in-house capability for production process innovation, design and automation. This transaction is subject to the satisfaction of pre-closing conditions and relevant governmental approvals. We are in the process of determining preliminary goodwill which will be subject to adjustment upon finalization of the purchase price allocation.

On February 25, 2008, we entered into a securities purchase agreement to purchase 2,314,815 newly issued shares of Hoku Scientific, Inc. for total consideration of $20.0 million. We entered into a long-term supply agreement with Hoku Materials Inc., one of the subsidiaries of Hoku Scientific, Inc., in June 2007 for the supply of polysilicon beginning in 2009. We entered into this minority investment as part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers.

On February 1, 2008, we established a wholly owned subsidiary, Suntech Power (Korea) Co., Ltd. This company principally engages in sales and marketing activities in the region. We established this company as part of our strategy to localize our sales and marketing teams in order to provide closer customer coverage and support.

On March 6, 2008, we entered into a subscription agreement to acquire a minority interest in Nitol Solar through the purchase of newly issued shares of Nitol Solar for up to a total consideration of $100 million subject to the satisfaction of certain conditions. We entered into a supply agreement with Solaricos Trading, Ltd., one of Nitol Solar’s subsidiaries, in August 2007 for the supply of polysilicon beginning in 2009. We entered into this minority investment as part of our strategy to secure high-quality polysilicon and silicon wafers at a reasonable cost.

The Integration of MSK

As part of our strategy to further expand our distribution channels and customer base, broaden our product portfolio and diversify our geographical presence, we acquired 66.9% of the equity interests in MSK in August

2006. On February 1, 2007, we agreed with MSK and its shareholders by way of an amendment to the original acquisition agreement to acquire the remaining interest in MSK for $53.0 million. The consideration, payable in the form of Suntech shares based on a price of $29.0 per share, is fixed. Subject to mutual agreement, however, the consideration may be payable in cash. We expect the acquisition of the remaining interest in MSK to be completed in 2008.

To date, we have substantially integrated MSK’s cost structures and production activities into our existing operations. We have replaced certain MSK high-cost supply arrangements with our own supply arrangements to leverage upon our superior scale and cost advantages. In February 2007, we also halted MSK’s standard PV module production activities in Japan and sold MSK’s Fukuoka plant, which we believe will strengthen MSK’s core operation and increase our profitability. MSK’s key PV module production has been relocated to China in order to take advantage of our low cost production capabilities and operating experience in China. MSK will continue to focus on innovative BIPV product development and new sales and marketing initiatives to expand the market reach of its BIPV products in Japan and other major international PV markets.

Subsequent to our acquisition of MSK in August 2006, we undertook steps to strengthen MSK’s internal controls over financial reporting, inventory management and sales and to remediate internal control deficiencies within MSK.

Revenues

We currently derive revenues from three sources:

•	Sales of PV modules (including BIPV products), which accounted for approximately 75.3%, 78.8% and 98.8% of our total net revenues in 2005, 2006 and 2007, respectively. We manufactured all the PV cells used for manufacturing our PV modules.

•	Sales of PV cells, which accounted for approximately 24.2%, 20.8% and 1.0% of our total net revenues in 2005, 2006 and 2007, respectively.

•	Sales of PV system integration services, which accounted for approximately 0.5%, 0.4% and 0.2% of our total net revenues in 2005, 2006 and 2007, respectively.

Our net revenues are net of value-added tax. See “— Taxation.”

We have been and continue to be dependent on a limited number of customers for a significant portion of our revenues. In 2007, we had three customers that accounted for 10% or more of our total net sales. Each of such customers accounted for approximately 20.2%, 14.9% and 12.7%, respectively, of our total net revenues. In 2007, the German company that was our largest customer in both 2005 and 2006 ceased to account for 10% or more of our total net sales as the sales agreement under which we granted this company the exclusive right to distribute our products in Germany expired at the end of 2006.

Our revenues from PV module sales accounted for approximately 98.8% of our total net revenues in 2007, as compared to 78.8% in 2006, while our revenues from PV cell sales decreased from 20.8% of our total net revenues in 2006 to 1.0% in 2007. This change in the percentage of our product portfolio was due to the expiration of the buy-sell original equipment manufacturer, or OEM, type of manufacturing arrangements we entered into with several Chinese PV module manufacturers in 2006 in order to secure sufficient quantities of polysilicon and silicon wafers to better utilize our expanded PV cell manufacturing capacity. Under these arrangements, we obtained silicon wafer supplies from these customers and were obligated to sell PV cells manufactured using equivalent amount or a substantial portion of the wafers provided to us back to such customers. This resulted in a high percentage of our total net revenue attributable to PV cell sales in 2006. In 2007, we secured a significant portion of our silicon wafer needs through multi-year supply agreements and did not have such arrangements. Consequently, sales of PV cells constituted a significantly smaller percentage of our total sales volume in 2007 compared to in 2006. We believe that by continuing to focus on PV module sales, we are not only able to capture the incremental profit opportunities, but are also able to build our brand recognition and reputation. As we continue to diversify our geographic presence, customer base and product mix, we expect that our largest customers will continue to change from year to year.

Our BIPV Initiatives

We have actively expanded and developed our BIPV product line and leveraged our product development expertise to co-develop innovative products for the BIPV market segment in part due to our acquisition of MSK. We supplied MSK Photovol Glass panels to Socovoltaic Systems as part of a large scale solar system green building project in Pozzallo, Italy. We also supplied a custom designed MSK BIPV Light Thru skylight system to Recreational Equipment, Inc. for their prototype store in Colorado in the United States. We have been designated to supply our BIPV products to Beijing’s “Bird’s Nest” Stadium, the main stadium for the 2008 Summer Olympics. We believe that there is a strong interest in BIPV solutions in our key markets, including Europe, the United States and China, and that our sales of BIPV products will increase significantly both in absolute terms and as a percentage of our net revenues in 2008. We have expanded our international sales channels of BIPV products and have hired specialist sales professionals in key target markets such as Spain and the United States to promote our BIPV products internationally. Our expertise in BIPV has enabled us to form strategic partnerships with peer companies to co-develop and manufacture innovative BIPV products designed by peer companies.

Revenues by Geographic Locations

We sell our products in various key markets worldwide including Germany, Spain, the United States, China, Japan, Italy and South Korea. We believe that we were the largest provider of PV modules in Spain and the second largest provider of PV modules in Germany in 2007. Our sales in the United States have also significantly increased over the past three years. As the United States is becoming an increasingly important market for PV products, we will continue to increase our marketing and sales efforts in this market. Sales to the China market, which were primarily attributable to OEM manufacturing arrangements, decreased both in absolute amount and as a percentage of our total net revenues due to the expiration of such arrangements. We also provide PV system integration services to our customers in China.

The following table summarizes our net revenues generated from different geographic locations:

	Year Ended December 31,
	2005		2006		2007
	Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%
	(In thousands, except percentages)

Europe:
Germany	$101,590	45.0%	$254,369	42.5%	$685,762	50.9%
Spain	18,160	8.0	123,547	20.6	466,196	34.6
Others	41,536	18.4	43,784	7.3	43,732	3.2

Europe Total	161,287	71.4	421,700	70.4	1,195,690	88.7
United States	1,725	0.8	20,416	3.4	86,718	6.4
China	56,400	25.0	129,704	21.7	25,715	1.9
South Africa	488	0.2	1,911	0.3	874	0.1
Japan	—	—	4,251	0.7	8,443	0.6
Others	6,100	2.7	20,888	3.5	30,822	2.3

Total net revenues	$226,000	100.0%	$598,870	100.0%	$1,348,262	100.0%

Costs of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses as percentages of our total net revenues for the periods indicated.

	Year Ended December 31,
	2005	2006	2007

Cost of revenues	69.7%	75.1%	79.7%
Operating expenses
Selling expenses	1.6	1.5	2.3
General and administrative expenses	8.4	4.7	4.2
Research and development expenses	1.5	1.4	1.1

Total operating expenses	11.5%	7.6%	7.6%

Our cost of revenues increased as a percentage of our total net revenues from 2005 through 2007. The increases were primarily attributable to increases in prices of polysilicon and silicon wafers. Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses, each of which includes share-based compensation expenses. Our operating expenses as a percentage of our total net revenues were lower in 2006 compared to 2005 because in 2005 we incurred a greater amount of share compensation charges and fees paid to our outside consultants who provided advisory services to us in connection with our restructuring, which were recorded in general and administrative expenses. Our operating expenses remained stable at 7.6% in both 2006 and 2007. We conduct our development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries. We balance automation and manual operations in our manufacturing processes, and have been able to increase operating efficiencies and expand our manufacturing capacity cost-effectively, resulting in overall stability of operating expenses from 2006 to 2007.

Cost of Revenues

Our cost of revenues primarily consists of:

•	polysilicon and silicon wafers, which constitute the most important raw material from which PV products are made. We expect the cost of polysilicon and silicon wafers will continue to constitute a significant portion of our cost of revenues in the near future. Cost of polysilicon and silicon wafers also includes the amortization of cost of warrants and options granted to suppliers. In connection with a 10-year supply agreement we entered into with our largest supplier MEMC on July 25, 2006, we granted MEMC warrants to purchase 7,359,636 of our ordinary shares. The fair value of the compensation was initially recorded in our consolidated balance sheet under long-term prepayments. We started to amortize this balance in January 2007 when the first batch of deliveries occurred, and will continue to amortize the remaining balance over the life of the supply contract, which is 10 years. Amortization expense is charged based on the actual deliveries received over the contracted delivery volume during the contract. Total amortization expense in 2007 related to the warrants was $2.6 million. We expect cost of sales to increase with respect to warrant amortization charges in the future with contracted delivery volumes. We have also granted certain suppliers options to purchase our ordinary shares in connection with their entering into supply arrangements with us and the related option expenses were initially recorded in our consolidated balance sheet and amortized throughout the terms of the relevant agreement;

•	other direct raw materials, including ethylene vinyl acetate, metallic pastes, tempered glass, tedlar-polyester-tedlar material, connecting system and aluminum frame;

•	direct labor, including salaries and benefits for personnel directly involved in manufacturing activities;

•	depreciation and amortization of manufacturing equipment and facilities. Due to our capacity expansion, depreciation and amortization in absolute terms have increased significantly. We expect depreciation and amortization to increase in absolute terms in the future as we continue to expand our manufacturing capacity and build new facilities; and

•	overhead, including utility, maintenance of production equipment, share-based compensation expenses for options granted to employees in our manufacturing department and other support expenses associated with the manufacture of our PV products.

Selling Expenses

Selling expenses primarily consist of provisions of warranties, advertising, promotional and other sales and marketing expenses, salaries, commissions and benefits for our sales and marketing personnel, as well as product quality insurance against warranty claims. We expect that our selling expenses will continue to increase in absolute terms in the near term as we increase our sales efforts, hire additional sales personnel and initiate additional marketing programs.

Our PV modules and MSK’s standard PV modules sold outside of Japan are typically sold with a two-year warranty for defects in materials and workmanship, and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. MSK’s standard PV modules sold in Japan are typically sold with a 10-year warranty against declines of more than 10.0% of initial power generation capacity. The warranty periods of MSK’s BIPV products vary depending on the nature and specification of each BIPV product. We believe our warranty policies are consistent with industry practice. We currently maintain product quality insurance with a liability cap of approximately $4.1 million, which covers both technical defects and declines of initial power generation capacity. We have not experienced significant warranty claims since we commenced our business operation in August 2002. We accrue 0.3% to 1.0% of our net revenues as warranty costs at the time revenue is recognized. As of December 31, 2007, our accrued warranty costs amounted to $22.5 million.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) exchange loss caused by U.S. dollar depreciation, which amounted to $12.3 million in 2007; (ii) salaries and benefits for our administrative, human resources and finance personnel; (iii) consulting costs; (iv) depreciation of equipment used for administrative purposes; (v) amortization of rental facilities used for administrative purposes; (vi) provision for doubtful debts; (vii) fees and expenses of legal, consulting and other professional services; and (viii) expenses associated with our administrative offices. General and administrative expenses also include share option expenses for options granted to our administrative personnel and directors, which amounted to $5.2 million, $7.4 million and $8.9 million in 2005, 2006 and 2007, respectively. We expect general and administrative expenses to increase as we add personnel and incur additional costs related to the growth of our business.

We incurred exchange losses in 2007 because a significant portion of our accounts payable and other payables were incurred in Renminbi, which appreciated significantly in 2007. As our reporting currency is the U.S. dollar and we translate our assets and liabilities using exchange rates in effect at each period end, the appreciation of Renminbi in 2007 increased the corresponding U.S. dollar amount of our accounts payable and other payables at the end of 2007, the result of which was recorded as general and administrative expenses.

Research and Development Expenses

Research and development expenses primarily consist of costs of raw materials used in our research and development activities, share-based compensation expenses for options granted to our research and development personnel, compensation and benefits for research and development personnel, prototype and equipment costs related to the design, development, testing and enhancement of our products and process technologies. We expense our research and development costs as incurred. We believe that research and development are critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. As a result, we expect that our total research and development expenses will increase in absolute terms in the future.

Share-based Compensation Expenses

We adopted our 2005 equity incentive plan on September 5, 2005, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005. We also assumed the share options to purchase 4,699,383 ordinary shares granted by Suntech BVI, of which options to purchase 455,000 ordinary shares were granted to our outside consultants who provided advisory services to us, and options to purchase 4,244,383 ordinary shares were granted to certain individuals, or contributors, who contributed capital to one of Suntech BVI’s shareholders in connection with our restructuring. The exercise price of these options is at $2.3077. The share options granted to our outside consultants vested immediately while the options granted to the contributors will vest over a three-year period.

On September 5, 2005, we granted additional share options to purchase 5,910,000 of our ordinary shares to certain of our directors and employees and 200,000 ordinary shares to our consultants. For options granted to employees, we have recorded a compensation charge for the excess of the fair value of the shares at the grant date over the amount an employee must pay to acquire the shares. We then amortize share-based compensation expense over the vesting periods of the related options. For options granted to consultants, we have recorded share-based compensation expense based on the fair value at the measurement date and amortize the expense over the consultants’ service periods. We granted options to our employees at an exercise price of $6.922, which was less than the value of the underlying shares on the date of grant, which was $10.67. One-third of these options vested on December 31, 2005 and September 5, 2007, respectively, and one-third of these options will vest on September 5, 2008.

On September 1, 2006, we granted options to purchase 120,000 of our ordinary shares to certain of our employees, 46,666 and 36,667 of these options vested on September 6, 2005 and September 5, 2007, respectively. The remaining 36,667 of these options will vest on September 5, 2008.

On November 19, 2006, we granted options to purchase 516,666 of our ordinary shares and 401,000 restricted shares to certain of our directors, employees and consultants. One-third of these options vested on November 19, 2007 and one-third of these options will vest on November 19, 2008 and 2009, respectively. The restricted shares have a vesting schedule of five separate 20% annual increments. For 80,000 out of the 401,000 restricted shares granted, the first and second 20% vested immediately upon grant and on November 19, 2007, respectively, and the remaining shares will vest on each of November 19, 2008, 2009 and 2010, respectively. For 321,000 out of the 401,000 restricted shares granted, one-fifth of these shares vested on November 19, 2007 and the remaining shares will vest on each of November 19, 2008, 2009, 2010 and 2011, respectively.

On November 13, 2007, we granted 138,500 restricted shares to certain of our employees. The restricted shares have a vesting schedule of five separate 20% annual increments. For 30,000 out of the 138,500 restricted shares granted, one-fifth of these shares vested on November 13, 2007 and the remaining shares will vest on each of November 13, 2008, 2009, 2010 and 2011, respectively, in 20% installments. For the remaining 108,500 restricted shares, one-fifth of these shares will vest on each of November 13, 2008, 2009, 2010, 2011 and 2012, respectively.

In aggregate, share-based compensation cost was approximately $16.7 million, $12.9 million and $24.2 million in 2005, 2006 and 2007, respectively.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Suntech BVI are not subject to income or capital gains tax in the Cayman Islands or British Virgin Islands. Additionally, dividend payments made by us and Suntech BVI are not subject to withholding tax in those jurisdictions.

One of Suntech BVI’s subsidiaries, Power Solar System Pty Limited, or PSS, is an Australian tax resident company and is generally subject to Australian corporate tax, which is currently at 30.0%, on any income and capital gains derived by PSS. PSS is not an operating company and transferred its 31.389% equity interest in Suntech China to Suntech BVI in 2007.

We consider that the capital gain recognized by PSS on the disposal of its 31.389% interest in Suntech China is exempt from Australian tax under the Australian participation exemption to the extent that Suntech China has underlying non-Australian active business assets (which generally exclude cash, financial instruments and assets where the main purposes of which are to derive interest, rent annuities and royalties) provided the active business assets represent at least 90% of the market value of gross assets of Suntech China on the transfer date.

Suntech Power (Hong Kong) Co., Ltd. is a tax exempted company incorporated in the British Virgin Islands.

Suntech America Inc. is subject to U.S. federal corporate income tax at the rate of 35% and Maryland state corporate income tax at the rate of 7%.

Suntech Energy Solutions Inc. is subject to U.S. federal corporate income tax of 35%, and also entitled to the state of California income tax rate of 8.8%.

Suntech Power Australia Pty Ltd. is an Australian tax resident company and is generally subject to Australian corporate tax, which is currently at 30.0% on any income.

MSK is subject to Japan’s corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, resulted in a normal effective tax rate of approximately 40.69%.

Suntech Power (Cyprus) Co., Ltd. is located in Cyprus, has no operations and is subject to a basic corporate tax rate of 10%.

Suntech Power Investment Pte. Ltd. is located in Singapore and is subject to a flat rate corporate income tax of 18% on its chargeable income.

Suntech Power International Ltd. is located in Zurich, Switzerland and is subject to a federal corporate income tax of approximately 9%.

PRC Taxation

We are subject to taxation in China by virtue of the business our PRC subsidiaries conduct there.

Taxable Presence Exposure in the PRC

The Enterprise Income Tax Law, as discussed below, provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the PRC Enterprise Income Tax Law, as discussed below, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Due to the fact that substantially all of our operational management is currently based in the PRC, our Cayman Islands company and BVI company may be deemed as resident enterprises in the PRC. If we are treated as resident enterprises for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Under such circumstances, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from our Cayman Islands company to ultimate shareholders would be subject to Chinese withholding tax at 10% or a lower treaty rate.

Enterprise Income Tax

Prior to January 1, 2008, the “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Foreign Enterprise Income Tax Law, and the related implementing rules, set a basic enterprise income tax at 33.0% (30.0% state tax and 3.0% local tax) for foreign-invested enterprises, or FIEs, incorporated in the PRC. PRC domestically owned companies were governed by the Provisional Rules on Enterprise Income Tax and were also generally subject to an enterprise income tax rate of 33%. However, the PRC government has provided various tax incentives and holidays to FIEs and domestic companies. The Foreign Enterprise Income Tax Law, the related implementing rules and other PRC tax regulations provided certain favorable tax treatments to FIEs which qualified as “new and high technology enterprises” and which were registered and operated in specified high technology zones in the PRC.

Suntech China, a wholly foreign-owned enterprise registered and operating in a high-tech zone in Wuxi, has been qualified as a “high and new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15.0%. Suntech China’s status as a “high and new technology enterprise” is re-assessed every two years. In addition, Suntech China was entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 2003 and 2004. Suntech China was thereafter entitled a 50% reduction in the income tax rate for the succeeding three years, which amounted to an income tax rate of 7.5% from 2005 to 2007.

Luoyang Suntech Power Co., Ltd., or Luoyang Suntech, is located in the Luoyang high and new technology zone. As result, it is subject to a preferential enterprise income tax rate of 15.0%. Furthermore, as a domestic manufacturing-oriented enterprise invested by an FIE (Suntech China), Luoyang Suntech is entitled to a tax exemption from the enterprise income tax for its first two profitable years of operation, from 2007 to 2008, after taking into account any tax losses brought forward from prior years. In addition, Luoyang Suntech will be entitled to a 50% reduction in the income tax rate for the succeeding three years thereafter from 2009 to 2011.

Qinghai Suntech Nima Power Co., Ltd., or Qinghai Suntech, is located in Xining, Qinghai province. As an enterprise located in the western region of China, Qinghai Suntech is entitled to a preferential enterprise income tax rate of 15.0% in 2007.

Sunergy Power Co., Ltd., or Sunergy Power, is a manufacturing-oriented FIE located in the Wuxi high-tech zone. Sunergy Power’s first profitable year was 2007 and was subject to an applicable enterprise income tax rate of 24%. In addition, as a manufacturing-oriented FIE, Sunergy Power will be entitled to a tax exemption from the income tax from 2008 to 2009 and a 50% reduction in the income tax rate for the succeeding three years thereafter from 2010 to 2012. After December 31, 2007, Suntech Power would be subject to a preferential enterprise income tax rate of 15.0% if we obtain the “high and new technology enterprise” status under the new tax law. We expect that we will apply for the “high and new technology enterprise” status that will allow us to enjoy the 15% tax rate under the new tax law.

Shenzhen Suntech Power Co., Ltd. is located in the Shenzhen special economic zone and is subject to an income tax rate of 15%.

Jiangsu Suntech Energy Technology Research Co., Ltd. is subject to income tax rate of 33%.

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of the PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax rate under the then effective tax laws or regulations. In accordance with the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, tax rate of such enterprises will gradually transition to the uniform tax rate within such transition period. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until its expiration in accordance with previous laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Following the implementation of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment and obtain approvals on preferential treatment from tax bureaus.

Under the enterprise income tax law prior to January 1, 2008, to qualify as a “new and high technology enterprise” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

•	the technology researched and developed by the company falling into the high technology category promulgated by PRC government;

•	a minimum level of revenue generated from high technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development;

•	a minimum requirement for the education degree of employees; and

•	a minimum level of research and development expenses as a percentage of total revenue.

Under the new tax law, the qualification of a “new and high technology enterprise” has not been defined yet.

If any of the PRC subsidiaries ceases to qualify for their current preferential enterprise income tax rates, we will consider options that may be available at the time that would enable the entities to qualify for other preferential tax treatment. To the extent we are unable to offset the expiration or the inability to obtain preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries.

The PRC central or provincial government could eliminate or reduce the preferential tax treatment in the future, which, as a result, would lead to an increase in our effective tax rate. Upon the eventual lapse of the preferential enterprise income tax rates of these subsidiaries, our effective tax rate will increase in the future.

Critical Accounting Policies

We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized. However, we bear the risk of warranty claims long after we have sold our products and recognized revenues. Because we are a relatively new company, we have a limited warranty claim period. As we have not experienced significant warranty claims to date, we accrue the estimated costs of such warranties based on our assessment of competitors’ accrual history while incorporating some estimates of failure rates through our quality review staff. Actual warranty costs are accumulated and charged against accrued warranty liability. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

Share-Based Compensation

The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service, or the vesting period. We determine fair value of our share options as of the grant date using the Black-Scholes-Merton option pricing model. Under this model, we make a number of assumptions regarding fair value including the maturity of the options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend rate. Determining the value of our share-based compensation expense in future periods also requires the input of highly subjective assumptions around estimated forfeitures of the underlying shares. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our actual forfeitures.

Income Taxes

As required by SFAS No. 109, “Accounting for Income Taxes,” we periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 addresses how an entity should recognize, measure, classify and disclose in its financial statements uncertain tax positions that it has taken or expects to take in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For a position to qualify for benefit recognition under FIN 48, the position must have at least a “more likely than not” chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term “more likely than not” means a likelihood of more than 50 percent. If we do not have a “more likely than not” position with respect to a tax position, then we may not recognize any of the potential tax benefit associated with the position. Unrecognized tax benefits involve management judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect our results of operations, financial position and cash flows.

Impairment of Long-lived Assets

We evaluate our long-lived assets and definite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future.

Supplier Warrants

In July 2006, we issued warrants to purchase 7,359,636 ordinary shares to a supplier as part of a long term “take or pay” arrangement. The fair value of the warrants was approximately $117.8 million at the date of grant, estimated using the Black-Scholes-Merton option pricing formula. Determining the fair value of the warrant charge requires input of highly subjective assumptions, including the expected contractual life of the award and the price volatility of the underlying shares. The assumptions used in calculating the fair value of the warrants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

Derivatives

SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and related EITF Issues govern the accounting requirements for derivatives. We value derivative instruments at fair value on the balance sheet. Depending on the purpose for the contract and the applicability of the accounting, the impact of instruments is an offset in earnings. Utilizing derivative financial instruments to manage currency and interest rate risks under forward contracts could materially impact reported results of operations.

Valuation of Inventories

Our inventories are stated at the lower of cost or net realizable value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-down against the cost of inventories for a decline in net realizable value. The evaluation takes into consideration historical usage, expected demand, anticipated sales price, new product development schedules, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories.

Allowance for Doubtful Accounts, Advances to Suppliers and Prepayments to Suppliers

We maintain allowances for doubtful accounts and advances to suppliers primarily based on the age of receivables or prepayments and factors surrounding the credit risk of specific customers or suppliers. If there is a deterioration of a major customer or supplier’s creditworthiness or actual defaults are higher than our historical experience, we may need to maintain additional allowances.

In order to secure a stable supply of polysilicon and wafers, we make short term and long term prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers and long-term prepayments to suppliers in the consolidated balance sheets. We make the prepayments without receiving collateral for such payments. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of our suppliers in the event of their insolvency or bankruptcy.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade receivables, advance to suppliers, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings approximate their fair value since contracts were recently entered into and market interest rates have not fluctuated significantly since these dates. The fair value of the long-term loan to a supplier is determined based on an imputed interest rate which represents the supplier’s average borrowing rate and therefore, approximates fair value.

Purchase Price Allocation

We account for business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. The excess of the total considerations over the fair value of the tangibles assets are then allocated to intangible assets and goodwill.

The trade name, patents and technology were valued using a form of the income approach called the relief-from-royalty method, which capitalizes an isolated stream of economic contributions specifically attributed to the subject trade name and patents and technology. Using the relief-from-royalty method, trade name and patents and technology are valued based upon the incremental after-tax cash flow accruing to the owner by virtue of the fact that the owner does not have to pay a fair royalty to a third party for the use of the trade name and the patents and technology. Accordingly, the economic contribution that is attributed to the trade name and the patents and technology is the portion of our income, equal to the after-tax royalty savings, that would have been paid for use of the trade name and the patents and technology. Our royalty savings were used as the basis to calculate the economic contributions attributable to the trade name and the patents and technology.

The values of the trade name and the patents and technology depend on the present worth of future after tax cash flow derived from ownership of these assets. Thus, indications of value are developed by discounting future after-tax cash flows attributable to the trade name and the patents and technology to their present worth at a rate of return appropriate for the risks of the trade name and the patents and technology.

A form of the income approach, commonly referred to as the excess earnings method, was used to estimate the value of the customer relationships. The excess-earnings method captures the value of intangible assets by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets, and other intangible assets.

The backlog was valued using the excess earnings method. All revenue from existing backlog will be recognized within one month of the valuation date. Cost of sales and operating expenses, excluding R&D, were estimated using the corresponding expense ratios in the PFI. Marketing cost for the existing backlog was added back. The contributory asset charges were also deducted.

Results of Operations

The following table sets forth a summary, for the periods indicated, our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2005		2006		2007
	(in	% of net	(in	% of net	(in	% of net
	thousands)	revenues	thousands)	revenues	thousands)	revenues

Consolidated Statement of Operations Data
Net revenues
PV modules	$170,129	75.3%	$471,916	78.8%	$1,331,653	98.8%
PV cells	54,653	24.2	124,626	20.8	13,725	1.0
PV system integrations	1,218	0.5	2,328	0.4	2,884	0.2

Total net revenues	226,000	100.0	598,870	100.0	1,348,262	100
Cost of revenues
PV modules	121,184	53.6	357,903	59.8	1,057,575	78.4
PV cells	35,440	15.7	90,066	15.0	14,490	1.1
PV system integrations	814	0.4	2,013	0.3	2,140	0.2

Total cost of revenues	157,438	69.7	449,982	75.1	1,074,205	79.7
Gross profit	68,562	30.3	148,888	24.9	274,057	20.3
Operating expenses
Selling expenses	3,667	1.6	9,010	1.5	30,633	2.3
General and administrative expenses	18,874	8.4	28,275	4.7	56,854	4.2
Research and development expenses	3,358	1.5	8,374	1.4	14,984	1.1

Total operating expenses	25,899	11.5	45,659	7.6	102,471	7.6
Income from operations	42,663	18.8	103,229	17.2	171,586	12.7
Interest expense, net(1)	(7,611)	(3.4)	(5,479)	(0.9)	7,216	0.5
Other income (expense)	(758)	(0.3)	2,059	0.3	3,684	0.3
Earnings before income taxes, equity in earnings (loss) of affiliates	34,294	15.2	110,768	18.5	182,486	13.5
Tax expense	(3,753)	(1.7)	(7,188)	(1.2)	(13,234)	(1.0)

Net income after taxes before minority interest	30,541	13.4	103,579	17.3	169,252	12.5
Minority interest	(34)	0.0	1,410	0.2	2,722	0.2
Equity in earnings (loss) of affiliates	121	0.1	1,013	0.2	(699)	(0.0)

Net income	$30,628	13.5%	$106,002	17.7%	$171,275	12.7
Deemed dividend on Series A redeemable convertible preferred shares	2,406	1.1	$—	—%	—	—%

Net income attributable to holders of ordinary shares	$28,222	12.4%	$106,002	17.7%	$171,275	12.7%

(1)	Includes “interest expense” and “interest income” contained in our consolidated financial statements.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues.  Our total net revenues increased significantly from $598.9 million in 2006 to $1,348.3 million in 2007. The increase was due primarily to a significant increase in our manufacturing capacity and the corresponding increase in sales volume of our products, driven by a significant increase in market demand for our products. We produced an aggregate of 363.7 MW of PV products in 2007 compared to 160.1 MW in 2006. Our PV module sales volume increased from 121.1 MW in 2006 to 358.8 MW in 2007 while our PV cell sales volume decreased from 38.5 MW in 2006 to 4.5 MW in 2007.

The significantly lower portion of sales attributable to PV cells in 2007 was due to the expiration of the OEM manufacturing arrangements we entered into with several PV module manufacturers in 2006. We entered into such arrangements in order to secure sufficient quantities of silicon wafers to better utilize our expanded PV cell manufacturing capacity. Under these arrangements, we obtained silicon wafer supplies from these OEM customers and were obligated to sell PV cells manufactured using equivalent amount or a substantial portion of the wafers provided to us back to such customers. This resulted in a high percentage of our total net revenue derived from sales of PV cells in 2006. In 2007, there were no such arrangements. We believe that by continuing to focus on PV module sales, which accounted for approximately 98.8% of our total net revenues in 2007 as compared to 78.8% in 2006, we are not only able to capture the incremental profit opportunities, but are also able to build our brand recognition and reputation.

Our net revenues increased in our European markets, which in aggregate accounted for 88.7% of our total net revenues in 2007, compared to 70.4% in 2006. Our total net revenues from sales in Germany increased significantly from $254.4 million in 2006 to $685.8 million in 2007, due primarily to increased demand for our PV modules by distributors in Germany and, to a lesser extent, end users in Germany. Our total net revenues from sales in Germany constituted 50.9% of our total net revenues in 2007, compared to 42.5% in 2006. Our total net revenues from sales in Spain increased significantly from $123.5 million in 2006 to $466.2 million in 2007, due primarily to increased demand for our PV module manufacturers by distributors and, to a lesser extent, project developers in Spain. Our total net revenues from sales in Spain constituted 34.6% of our total net revenues in 2007, compared to 20.6% in 2006. Sales to the China market, which was primarily attributable to the OEM manufacturing arrangements as described above, decreased both in absolute amount and as a percentage of our total net revenues due to the expiration of such arrangements.

Sales to our largest customer decreased to 20.2% of our total net revenues in 2007 from 21.4% in 2006. In 2007, we had three customers who accounted for 10.0% or more of our total revenue, while in 2006, we had only one customer accounting for 10.0% or more of our total net revenues. We intend to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth.

The increase in our total net revenues was also partially offset by a decrease in the average selling price of our PV cells and modules from $3.23 and $3.89, respectively, per watt in 2006, to $3.06 and $3.72, respectively, per watt in 2007, reflecting prevailing market trends.

Cost of Revenues.  Our cost of revenues increased significantly from $450.0 million in 2006 to $1,074.2 million in 2007. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the quantity of polysilicon and silicon wafers needed as a result of the significant increase in the volume of PV products we sold and, to a lesser extent, increases of unit costs of polysilicon and silicon wafers. Cost of revenues as a percentage of our total net revenues increased from 75.1% in 2006 to 79.7% in 2007. This increase was due primarily to the increase in our average cost of polysilicon and silicon wafers in 2007 over 2006, as a result of the rising market price of polysilicon and silicon wafers. The multi-year supply agreements we entered into in 2005 and 2006 provided for a significant portion of our polysilicon and silicon wafers needs for 2007.

Gross Profit.  As a result of the foregoing, our gross profit increased significantly from $148.9 million in 2006 to $274.1 million in 2007. Because the increase of our raw material costs outpaced the growth of our selling prices, our gross margin decreased from 24.9% in 2006 to 20.3% in 2007. Such decrease was mainly attributable to increases in the price of polysilicon. The decrease was also attributable to a slight decrease in the average selling prices of PV cells and modules. In addition, a higher percentage of our PV modules we sold were manufactured by us from PV cells, and they generated a lower gross margin compared to PV modules we manufactured from silicon wafers.

Operating Expenses.  Our operating expenses increased from $45.7 million in 2006 to $102.5 million in 2007. The increase in our operating expenses was due primarily to significant increases in our selling expenses and general and administrative expenses, as well as an increase in our research and development expenses. Operating expenses as a percentage of our total net revenues remained stable at 7.6% in both 2006 and 2007.

•	Selling Expenses. Our selling expenses increased significantly from $9.0 million in 2006 to $30.6 million in 2007 and, as a percentage of our total net revenues, from 1.5% in 2006 to 2.3% in 2007. The increase in our selling expenses was due primarily to a significant increase in our provision for warranties as a result of our increased sales. We accrued 0.3% to 1.0% of our PV module revenues as warranty costs at the time revenue was recognized. The increase was also attributable to increases in our selling expenses, advertising expenses, premiums for our product quality insurance against warranty claims, and salary and benefits paid to our sales and marketing personnel as a result of increased headcount.

•	General and Administrative Expenses. Our general and administrative expenses increased significantly from $28.3 million in 2006 to $56.9 million in 2007. However, general and administrative expenses as a percentage of our total net revenues decreased from 4.7% in 2006 to 4.2% in 2007. The increase in our general and administrative expenses was due primarily to an exchange loss, which amounted to $12.3 million in 2007. We incurred exchange losses in 2007 because a significant portion of our accounts payable and other payables were incurred in Renminbi, which appreciated significantly in 2007. As our reporting currency is the U.S. dollar and we translate our assets and liabilities using exchange rates in effect at each period end, the appreciation of Renminbi in 2007 increased the corresponding U.S. dollar amount of our accounts payable and other payables at the end of 2007, the result of which was recorded as general and administrative expenses. The increase in our general and administrative expenses was also caused by increases in salary and benefit expenses of administrative, finance and human resources personnel as a result of increased headcount, consulting costs and share-based compensation expenses for share options granted to certain of our administrative personnel in 2007.

•	Research and Development Expenses. Our research and development expenses increased by 78.9% from $8.4 million in 2006 to $15.0 million in 2007. However, research and development expenses as a percentage of our total net revenues decreased from 1.4% in 2006 to 1.1% in 2007. The increase in our research and development expenses was due primarily to increases in raw material costs related to research and development activities, as well as share-based compensation expenses for share options granted to certain of our research and development personnel. Our research and development focus was on developing the Pluto technology, which can be used to produce PV cells with higher conversion efficiencies, and PV cells produced in our pilot production had reached 18.0% to 19.0% conversion efficiency. Other focal points of our research and development efforts include manufacturing PV cells with high conversion efficiency rates using low-grade silicon wafers and designing new BIPV products as we have gained BIPV design capabilities through our acquisition of MSK. We expect our research and development expenses to increase in line with the increase in our total net revenues.

Interest (Income) Expense, net.  Our net interest income increased by 31.7% from $5.5 million in 2006 to $7.2 million in 2007. Our net interest income in 2007 was primarily the interest generated from the retained proceeds from our convertible senior notes offering in February 2007.

Other Income (Expense).  We generated other income of $3.7 million in 2007, compared to $2.1 million in 2006. Other income in 2007 consisted primarily of foreign exchange gain resulting from an increase in the U.S. dollar equivalent amount of the value of our cash and cash equivalents when we converted these assets denominated in Renminbi into U.S. dollars on a periodical basis. Other income in 2007 also included the PRC government income tax refunds we received due to the reinvestment of our earnings into our PRC subsidiaries and the PRC government grants we received for our research and development projects.

Tax Expense.  Our tax expense increased significantly from $7.2 million in 2006 to $13.2 million in 2007 primarily as a result of the increase of our taxable income.

Net Income.  As a result of the cumulative effect of the above factors, net income increased significantly from $106.0 million in 2006 to $171.3 million in 2007. Our net margin decreased from 17.7% in 2006 to 12.7% in 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues.  Our total net revenues increased significantly from $226.0 million in 2005 to $598.9 million in 2006. The increase was due primarily to a significant increase in our manufacturing capacity and the corresponding increase in sales volume of our products, driven by a significant increase in market demand for our products. Our PV cell and module sales volume increased from 17.9 MW and 49.8 MW in 2005 to 38.5 MW and 121.1 MW in 2006, respectively. Sales of PV cells constituted 24.1% of our PV cell and module sales volume in 2006, compared to 26.4% in 2005. This was primarily because we entered into several OEM manufacturing arrangements during this period with several PV module manufacturers in order to secure sufficient quantities of polysilicon and silicon wafers to better utilize our expanded PV cell manufacturing capacity. Under these arrangements, we obtained polysilicon and silicon wafer supplies from these OEM customers and were obligated to sell a substantial portion of the PV cells manufactured with these wafers to such customers.

Our net revenues increased in each of our major geographic markets, with the largest revenue growth in China. Our total net revenues from sales in China increased significantly from $56.4 million in 2005 to $129.7 million in 2006 due primarily to an increased demand for our PV cells by PV module manufacturers in China and, to a lesser extent, end users in China. Our total net revenues from sales in China constituted 21.7% of our total net revenues in 2006, compared to 25.0% in 2005. In addition, as we expanded our marketing efforts to diversify our geographic presence, sales to our largest market, Germany, as a percentage of our total net revenues, decreased to 42.5% in 2006 from 45.0% in 2005. Furthermore, we have also diversified our customer base. In each of 2005 and 2006, we had one customer accounting for 10.0% or more of our total net revenues, and sales to such customer accounted for 32.1% and 21.4% of our total net revenues, in 2005 and 2006, respectively. The increase in our total net revenues in 2006 also included $42.2 million attributable to MSK, as we began to consolidate MSK’s financial results on August 12, 2006, upon completion of the acquisition of 66.9% of the equity interests in MSK. The increase in our total net revenues was also attributable to an increase in the average selling price of our PV cells and modules from $3.05 and $3.42, respectively, per watt in 2005, to $3.23 and $3.89, respectively, per watt in 2006 as a result of increased demand in the PV market.

Cost of Revenues.  Our cost of revenues increased significantly from $157.4 million in 2005 to $450.0 million in 2006. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the quantity of polysilicon and silicon wafers needed as a result of the significant increase in the volume of PV products we produced and, to a lesser extent, increases of unit costs of polysilicon and silicon wafers. Cost of revenues as a percentage of our total net revenues increased from 69.7% in 2005 to 75.1% in 2006. This increase was due primarily to the increase in our average cost of polysilicon and silicon wafers in 2006 over 2005, as a result of the rising market price of polysilicon and silicon wafers. In 2006, we purchased the majority of our polysilicon and silicon wafers either through short-term supply arrangements or at the prevailing spot market. Prices under these short term arrangements and in the spot market both rose due to supply shortage. The effect of the unit cost increase of polysilicon and silicon wafers in 2006 was partially offset by decreases in our polysilicon and silicon wafer usage per watt because we were able to manufacture PV products with higher conversion efficiencies and by using thinner silicon wafers.

Gross Profit.  As a result of the foregoing, our gross profit increased significantly from $68.6 million in 2005 to $148.9 million in 2006. Because the increase of our raw material costs outpaced the growth of our selling prices, our gross margin decreased from 30.3% in 2005 to 24.9% in 2006.

Operating Expenses.  Our operating expenses increased from $25.9 million in 2005 to $45.7 million in 2006. The increase in our operating expenses was due primarily to significant increases in our selling expenses and research and development expenses and an increase in our general and administrative expenses. However, operating expenses as a percentage of our total net revenues decreased from 11.5% in 2005, which was a particularly high ratio as a result of the share compensation charges we incurred in that year and fees paid to our outside consultants who provided advisory services to us in connection with our restructuring, to 7.6% in 2006.

•	Selling Expenses. Our selling expenses increased significantly from $3.7 million in 2005 to $9.0 million in 2006. However, selling expenses as a percentage of our total net revenues declined from 1.6% in 2005 to 1.5% in 2006. The increase in our selling expenses was due primarily to a significant increase in provision for warranties as a result of our increased sales. We accrued 0.3% to 1.0% of our PV module revenues as warranty costs at the time revenues are recognized. As of December 31, 2006, our aggregate accrued warranty costs amounted to $8.8 million. The increase was also attributable to increases in advertising and other selling expenses, premiums for our product quality insurance against warranty claims, and salary and benefits paid to our sales and marketing personnel.

•	General and Administrative Expenses. Our general and administrative expenses increased by 49.8% from $18.9 million in 2005 to $28.3 million in 2006. However, general and administrative expenses as a percentage of our total net revenues decreased from 8.4% in 2005 to 4.7% in 2006. The increase in our general and administrative expenses was due primarily to increases in salary and benefit expenses of administrative personnel as a result of increased headcount, as well as $7.4 million in share-based compensation expenses for share options granted to certain of our administrative personnel in 2006.

•	Research and Development Expenses. Our research and development expenses increased significantly from $3.4 million in 2005 to $8.4 million in 2006. However, research and development expenses as a percentage of our total net revenues decreased from 1.5% in 2005 to 1.4% in 2006. The increase in our research and development expenses was due primarily to increases in raw material costs related to research and development activities, as well as share-based compensation expenses for share options granted to certain of our research and development personnel. Our research and development focus was on developing new technologies and designing more advanced equipment to manufacture PV cells with higher conversion efficiencies, and we have increased the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells from 16.5% and 15.0% as of December 31, 2005, respectively, to 16.8% and 15.6% as of December 31, 2006, respectively. Our other research and development focus was to manufacture PV cells with high conversion efficiency rates using low-grade silicon wafers.

Interest (Income) Expense, net.  We incurred net interest expense of $7.6 million in 2005 but generated net interest income of $5.5 million in 2006. Our net interest income in 2006 was primarily the interest generated from the proceeds from our initial public offering in December 2005. Our net interest expense in 2005 was comprised primarily of share option expenses for options granted to certain individuals who contributed capital to one of our shareholders to effect our restructuring, as well as interest expense incurred on our bank borrowings.

Other Income (Expense).  We incurred other expense of $0.8 million in 2005 but generated other income of $2.1 million in 2006. Other expenses in 2005 consisted primarily of net foreign currency exchange loss. Other income in 2006 consisted primarily of foreign exchange gain and government grants we received for our research and development projects.

Tax Expense.  Our tax expense increased significantly from $3.8 million in 2005 to $7.2 million in 2006 primarily as a result of the increase of our taxable income.

Net Income.  As a result of the cumulative effect of the above factors, net income increased significantly from $30.6 million in 2005 to $106.0 million in 2006. Our net margin increased from 13.5% in 2005 to 17.7% in 2006.

Liquidity and Capital Resources

To date, we have financed our operations primarily through short-term and long-term bank borrowings and proceeds from our initial public offering and our February 2007 convertible note offering. As of December 31, 2007, we had $521.0 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.

As of December 31, 2007, our short-term borrowings amounted to $321.2 million. Our short-term bank borrowings outstanding as of December 31, 2007 bore average interest rates of 5.08%. Each of these borrowings has a term of one year, and expires at various times throughout the year. These loans were borrowed from various financial institutions. We have borrowed up to the maximum amount under each facility. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future.

On March 12, 2007, we used $100.0 million of our net proceeds from our convertible note offering in February 2007 to repay a $100.0 million equivalent bridge loan obtained in connection with the MSK acquisition, which bore an interest rate of 0.75% per annum.

As of December 31, 2007, we had the following four long-term credit facilities with an aggregate amount of $20.7 million in bank borrowings outstanding:

•	the first facility has a maximum borrowing amount of $6.2 million, of which $2.5 million was drawn on March 31, 2005 and an additional $3.7 million was drawn on September 26, 2005. This facility has a three-year term expiring on March 28, 2008 and requires no collateral or guarantee. The facility bears an interest rate of 5.76% per annum for the first drawing made on March 31, 2005, and 6.34% per annum in the first year and at market rate for subsequent years for the second drawing made on September 26, 2005. The facility does not contain any financial covenants or restrictions. The total outstanding balance under the facility was $1.37 million as of December 31, 2007 and bears an interest rate of 6.34%;

•	the second facility has a maximum borrowing amount of $16.5 million, of which $11.8 million was drawn down on February 25, 2007; and the rest of the $4.7 million was drawn down on May 14, 2007. The facility does not contain any financial covenants or restrictions. The facility bears an interest rate of 6.30% per annum for the first drawing made on February 25, 2007 and 6.24% per annum for the second drawing made on May 14, 2007;

•	the third facility is a fixed asset credit facility with a maximum borrowing amount of $6.6 million, all of which was drawn on April 16, 2007. The facility bears an interest rate of 6.24% per annum and does not contain any financial covenants or restrictions; and

•	the fourth facility has a maximum borrowing amount of $11.8 million, $7.9 million of which was drawn down on March 23, 2007. The facility bears an interest rate of 6.24% per annum and does not contain any financial covenants or restrictions.

Long-term Loans to Our Suppliers

In connection with the 10-year supply agreement with MEMC, as part of the agreement, we also granted a loan to MEMC in the aggregate principal amount of $625 million over the course of 10 years, as a means of securing our obligations to MEMC. The loan shall be repaid by MEMC, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount) by the end of the 10-year period. If we fail to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, MEMC may retain a portion of the loan up to the purchase shortfall. $2.3 million has been accrued and charged as imputed interest for the interest free loan.

As of December 31, 2007, we provided a loan to a supplier in the amount of $10 million as a means of securing long term supply of materials. This supplier agreed to grant us an option to (1) offset the advanced payment to the payment for purchase of polysilicon products under the supply contract, without accrued interest thereof or (2) purchase a 20% shareholder interests in this supplier with its anticipated total registered share capital of $50.0 million for nil consideration and waive the advanced payment. We recorded approximately $0.5 million for imputed interest for the interest free loan. The imputed interest would be amortized along with the supply schedule, which will commence in 2008.

As of December 31, 2007, we provided a loan to another supplier in the amount of $3 million interest free circulating capital for acquiring silicon materials. Since the delivery schedule under the specific contract has begun in 2007, approximately $0.1 million has been recorded as cost of revenues and, in addition, imputed interest income of an equal amount.

Advances and Prepayment to Suppliers

In order to secure stable supply of silicon materials, we make prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. Under these supply agreements, we have the right to inspect products prior to acceptance. Our prepayment to suppliers are recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term prepayments on our consolidated balance sheets, if they represent the portion expected to be utilized after 12 months. As of December 31, 2006 and 2007, we had advances to suppliers that amounted to $79.4 million and $61.9 million, respectively, and long-term prepayments that amounted to $13.3 million and $45.1 million, respectively. We make prepayments without receiving collateral, as a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. Going forward, we expect advances to suppliers to increase as we further expand our manufacturing capacity and as we purchase a higher percentage of polysilicon and silicon wafers using multi-year, fixed price supply agreements, which require us to make longer term prepayments and long term loans. In addition, our long-term prepayments also include the capitalized portion of cost of revenues associated with the warrant granted to MEMC that amounted to $117.8 million and $115.2 million as of December 31, 2006 and 2007, respectively.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For The Year Ended December 31,
	2005	2006	2007
	(In thousands)

Net cash provided by (used in) operating activities	$22,622	$(168,878)	$(9,073)
Net cash used in investing activities	(31,120)	(134,781)	(240,888)
Net cash provided by financing activities	348,096	172,678	547,058
Net increase (decrease) in cash and cash equivalents	340,202	(133,794)	295,436
Cash and cash equivalents at beginning of period	19,122	359,324	225,530
Cash and cash equivalents at end of period	$359,324	$255,530	$520,966

Operating Activities

Net cash used in operating activities in 2007 decreased significantly to $9.1 million in 2007 from $168.9 million in 2006, due primarily to a significant increase in the amount of cash provided by sales of our products. The decrease was also attributable to significant reduction in inventory and advances to suppliers. The decrease was partially offset by significant increases in several interest free loans to several of our suppliers, account receivables, value added tax recoverable and long-term prepayment. Net cash used in operating activities in 2007 was mainly a result of net income of $171.3 million, as well as reduction in accounts payable and accounts receivable, which were partially offset by increases in an interest free loan to one of our suppliers, accounts receivable and value-added tax recoverable.

Net cash used in operating activities in 2006 amounted to $168.9 million, compared to net cash provided by operating activities of $22.6 million in 2005. Net cash used in operating activities increased in 2006 primarily due to a significant increase in prepayments to our polysilicon suppliers, which resulted from a growing need for polysilicon following our capacity expansion and the increased demand by polysilicon suppliers for additional prepayments in light of the continued industry-wide shortage for polysilicon, and, to a lesser extent, due to a decrease in cash advances from our customers, which reflects the growing percentage of our customers who decline to make advance payments to us as part of the changing industry practice in light of the increased industry-wide supply of PV modules. The net cash decrease is also due to an interest free loan to one of our suppliers. The amount of cash we used in operating activities was partially offset by the amount of cash provided by sales of our products. Net cash provided by operating activities in 2005 was mainly attributable to cash provided by sales of our products in 2005, which were partially offset by increases in advances to suppliers and inventories.

Investing Activities

Net cash used in investing activities increased by 78.7% from $134.8 million in 2006 to $240.9 million in 2007. The increase was due to a significant increase in our purchase of property, plant and equipment to expand our manufacturing lines for the production of PV cells and modules and an increase in our purchase of short-term investments outside of the PRC to enhance yields. The increase in net cash used in investing activities was partially offset by a lower increase in restricted cash. The increase in restricted cash was due to our increased use of letters of credit, which requires us to make restricted deposits with banks that issue such letters of credit.

Net cash used in investing activities increased significantly from $31.1 million in 2005 to $134.8 million in 2006. The increase was due to a significant increase in our purchase of property, plant and equipment to expand our manufacturing lines for the production of PV cells and modules.

Financing Activities

Net cash provided by financing activities increased significantly from $172.7 million in 2006 to $547.1 million in 2007. The increase was primarily due to the $485.6 million net proceeds we received in connection with our offering of 0.25% convertible senior notes due 2012 in February 2007. The increase in net cash provided by financing activities was partially offset by a decrease in net proceeds from short-term bank borrowings from $183.6 million in 2006 to $58.4 million in 2007.

Net cash provided by financing activities decreased 50.4% from $348.1 million in 2005 to $172.7 million in 2006, as we received $320.0 million from our initial public offering in 2005. The decrease was partially offset by an increase in net proceeds from short-term bank borrowings from $15.3 million in 2005 to $183.6 million in 2006.

We believe that our current cash and cash equivalents and anticipated cash flow from operations, together with the proceeds of our convertible note offering launched on March 10, 2008, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We made capital expenditures of $29.7 million, $52.3 million and $172.2 million in 2005, 2006 and 2007, respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules, and our capital expenditures in 2007 were also used to acquire land use rights for the building of manufacturing facilities. We estimate that our capital expenditures in 2008 will be between $200 million and $300 million, which will be used primarily to build manufacturing facilities and to purchase manufacturing equipment for the expansion of our PV cell and module manufacturing lines, including thin film production lines and to make lease holding improvement for our manufacturing facilities. We plan to fund the balance of our 2008 capital expenditures substantially with proceeds from our convertible note offering launched on March 10, 2008, additional borrowings from third parties and cash from operations.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)

Long-term debt obligations(1)	$35,120	$13,181	$21,939	—	—
Capital (finance) lease obligations	5,266	2,010	3,036	$215	$5
Operating lease obligations	3,053	1,419	1,620	14	—
Purchase obligations(2)	11,309,336	976,197	2,442,310	2,656,470	5,234,359
Convertible notes(3)	503,114	1,722	501,392	—	—
Interest free loan(4)	537,500	25,000	87,500	150,000	275,000
Other long-term liabilities reflected on the company’s balance sheet	15,910	15,743	8	159	—

Total	$12,409,299	$1,035,272	$3,057,805	$2,806,858	$5,509,364

(1)	The amounts include interest expenses payable calculated basing on the 6.13% average interest rate of the Company during year 2007.

(2)	A reconciliation from the purchase obligations outstanding as of December 31, 2007 to the future minimum obligation under long-term supply agreements as of December 31, 2007 is as follows (rounded):

Future minimum obligation under long term supply agreements as of December 31, 2007	$10,967,918
Add: Commitments outstanding for the purchase of property, plant and equipment	$117,733
Add: Future minimum purchase commitment of raw materials and supplies	$223,685
Purchase obligation outstanding as of December 31, 2007	$11,309,336

(3)	Assumes redemption of $500 million aggregate principal amount of 0.25% convertible senior notes due February 2012. Assumes none of the convertible senior notes have been converted into ordinary shares. The holders of the convertible senior notes may require us to repurchase the convertible senior notes on February 10, 2010. Also includes interest payable till February 10, 2010 on the notes.

(4)	Obligations under the interest free loan granted to MEMC, one of our suppliers. The aggregate principal amount of the loan is $625 million over the course of 10 years. As of December 31, 2007, in connection with the loan agreement, we provided loans in an amount of $87.5 million to MEMC.

The above table excludes income tax liabilities of $800,727 recorded in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” or FIN 48, because we are unable to reasonably estimate the timing of future payments of these liabilities due to uncertainties in the timing of the effective settlement of tax positions. For additional information on FIN 48, see note 23 of the notes to our consolidated financial statements, included herein.

Other than the contractual obligations and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Most of our sales are currently denominated in U.S. dollars and Euros, and to a lesser extent, in Renminbi, while a substantial portion of our costs and expenses is denominated in U.S. dollars, Renminbi, Japanese Yen and Euros. Under relevant PRC regulations, we are required to convert the foreign currencies we receive into Renminbi within specified time periods and prior to disbursement.

Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro and Renminbi, affect our net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of sales contracts or raw material supply contracts and the receipt of payment and the settlement or disbursement relating to these contracts.

As of December 31, 2007, we held $58.9 million in accounts payable, of which $33.7 million were denominated in Renminbi. Assuming we had converted the Renminbi denominated accounts payable of $33.7 million as of December 31, 2007 into Renminbi at the exchange rate of $1.00 for RMB7.3046 as of December 31, 2007, the accounts payable would have been RMB246.2 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, our accounts payable denominated in U.S. dollars would have increased by $0.3 million to $34.0 million as of December 31, 2007.

In 2007, we entered into foreign exchange forward contracts to minimize the impact of short-term foreign currency fluctuations on our consolidated operating results. As of December 31, 2007, contracts with notional values of $518.6 million (Euros/U.S. dollars and Renminbi/U.S. dollars) were outstanding to minimize the impact of short-term foreign currency fluctuations on our consolidated operating results. There were no foreign exchange contracts outstanding as of December 31, 2006. We may enter into additional forward contracts or other economic hedges in the future.

Our financial statements are expressed in U.S. dollars and our functional currency is U.S. dollars, but some of our subsidiaries use currencies other than U.S. dollars as their own functional currency. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi and other currencies. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our convertible note offering in February 2007 and our convertible note offering launched on March 10, 2008, any appreciation of the Renminbi and other currencies against the U.S. dollar could result in a change to our statement of operations. On the other hand, a decline in the value of Renminbi and other currencies against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term bank borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. Our future interest expense may increase due to changes in market interest rates.

As of December 31, 2007, the carrying value of our convertible debt is approximately $500 million.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards SFAS No. 157, “Fair Value Measurements,” or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measures. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. We are currently evaluating the impact, if any, of this statement on our consolidated financial statement.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159. SFAS 159 permits companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, of this statement on our consolidated financial statement.

In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards,” or EITF 06-11. EITF 06-11 specifies how companies should recognize the income tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS 123(R). EITF 06-11 is effective for us beginning in 2009. We do not believe EITF 06-11 will have a material effect on our financial statements and related disclosures.

In December 2007, the FASB issued SFAS No. 141R, “Business Combination,” or SFAS 141R, to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. An entity may not apply it before that date. Given SFAS 141R relates to prospective business combinations, we have not determined the potential effects on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” or SFAS 160, to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating whether the adoption of SFAS 160 will have a significant effect on our consolidated financial position, results of operations or cash flows.